Message to Shareholders.....................................................   1
Selected Consolidated Financial Data........................................   2
Management's Discussion and Analysis........................................   3
Report of Independent Auditor...............................................  18
Consolidated Balance Sheet..................................................  19
Consolidated Statement of Income............................................  20
Consolidated Statement of Changes in
     Stockholders' Equity...................................................  21
Consolidated Statement of Cash Flows........................................  22
Notes to Consolidated Financial Statements..................................  23
Directors and Officers......................................................  37
Shareholder Information.....................................................  39

================================================================================

         Union Community Bancorp (the "Holding Company" and together with the Association, as defined below, the "Company") is an Indiana corporation organized in September, 1997, to become a savings and loan holding company upon its acquisition of all the issued and outstanding capital stock of Union Federal Savings and Loan Association ("Union Federal" or the "Association") in connection with the Association's conversion from mutual to stock form. The Holding Company became the Association's holding company on December 29, 1997; therefore, all historical financial and other data contained for periods prior to December 29, 1997 herein relate solely to the Association while historical financial and other data contained herein for the period after December 29, 1997 relate to the Company. The principal asset of the Holding Company currently consists of 100% of the issued and outstanding shares of capital stock, $.01 par value per share, of the Association.

         The Association is a federal savings and loan association which conducts its business from a full-service office located in Crawfordsville, Indiana. The Association offers a variety of lending, deposit and other financial services to its retail and commercial customers. The Association's principal business consists of attracting deposits from the general public and originating mortgage loans, most of which are secured by one- to four-family residential real property in Montgomery County. The Association also offers multi-family loans, construction loans, non-residential real estate loans, home equity loans and consumer loans, including single-pay loans, loans secured by deposits, and installment loans. The Association derives most of its funds for lending from deposits of its customers, which consist primarily of certificates of deposit, demand accounts and savings accounts.

TO OUR SHAREHOLDERS:

         On behalf of the directors, officers and employees of Union Community Bancorp and its wholly-owned subsidiary, Union Federal Savings and Loan Association, I am pleased to report to you, our shareholders, our first annual report. The past twelve months have been an exciting time for all of us. On June 2, 1997, our Board of Directors adopted a Plan of Conversion pursuant to which Union Federal Savings and Loan Association converted from the mutual to the stock form of ownership and became a wholly-owned subsidiary of Union Community Bancorp. We completed our conversion to a stock institution on December 29, 1997, selling 3,041,750 shares of Union Community Bancorp stock to our depositors at $10.00 per share. On that day, our shares of common stock began trading on the NASDAQ National Market System.

         The enclosed audited financial statements reflect our operations for the year ended December 31, 1997. During that period, total assets increased
$49.3 million, or 59.5% compared to December 31, 1996. The largest increases were primarily in cash and cash equivalents, which increased $43.3 million, and net loans which increased $5.7 million. The increase in cash and cash equivalents resulted primarily from our receipt of the net proceeds from the conversion and from stock subscriptions refundable. Net proceeds of the stock issuance, after costs and excluding the shares issued to our Employee Stock
Ownership Plan, were $27.8 million, and stock subscriptions refundable were $22.7 million. Net loans increased primarily due to an increase in our level of real estate mortgage loans, which resulted from increased customer demand. Our net income in 1997 was $1.2 million, reflecting a return on assets of 1.4%, and our return on equity was 8.1%.

         The Management and the Board of Directors want to thank you for your business, your support and your confidence in Union Federal Savings and Loan Association. We encourage you to recommend Union Federal to your friends, neighbors and associates, and we look forward to serving you with the same professional service that has marked our performance for the last 85 years.

                                             Sincerely,


                                             /s/ Joseph E. Timmons
                                             Joseph E. Timmons,
                                             President & Chief Executive Officer

The following selected consolidated financial data of the Company is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements, including notes thereto, included elsewhere in this Annual Report.

                     SELECTED CONSOLIDATED FINANCIAL DATA OF
                     UNION COMMUNITY BANCORP AND SUBSIDIARY

                                                                            At  December 31,
                                                       1997          1996         1995         1994          1993
                                                     --------       -------      -------      -------       -------
                                                                           (Dollars in thousands)
Summary of Selected Consolidated
Financial Condition Data:
Total assets.......................................  $132,040       $82,789      $73,631      $72,540       $66,833
Loans, net.........................................    78,436        72,697       61,279       60,059        55,256
Cash and interest-bearing deposits in other banks (1)  44,781         1,465        1,993        1,329           963
Investment securities held to maturity.............     5,820         5,747        7,423        7,985         9,355
Deposits...........................................    62,258        60,436       57,407       54,886        55,076
Stock subscriptions refundable.....................    22,687           ---          ---          ---           ---
Borrowings.........................................     3,573         7,880        2,642        4,943           ---
Shareholders' equity...............................    42,906        13,910       13,024       12,033        10,878

                                                                           Year Ended December 31,
                                                       1997          1996         1995         1994          1993
                                                     --------       -------      -------      -------       -------
Summary of Operating Data:
Total interest and dividend income.................    $6,801        $6,112       $5,729       $5,249        $5,334
        Total interest expense.....................     3,836         3,424        3,148        2,507         2,594
                                                       ------       -------      -------       ------        ------
   Net interest income.............................     2,965         2,688        2,581        2,742         2,740
Provision for loan losses..........................       165            48           24           24            15
                                                       ------       -------      -------       ------        ------
   Net interest income after
      provision for loan losses....................     2,800         2,640        2,557        2,718         2,725
                                                       ------       -------      -------       ------        ------
Other income (losses):
   Equity in losses of limited partnership.........      (158)         (173)        (249)         (54)          ---
   Investment securities gains.....................       ---           ---          ---          ---           ---
   Other...........................................        62            57           32           14            13
                                                       ------       -------      -------       ------        ------
     Total other losses............................       (96)         (116)        (217)         (40)           13
                                                       ------       -------      -------       ------        ------
Other expenses:
   Salaries and employee benefits..................       480           461          481          489           434
   Net occupancy expenses..........................        39            39           66           44            57
   Equipment expenses..............................        22            20           20           17            17
   Deposit insurance expense.......................        31           495          127          126            94
   Other...........................................       389           287          328          208           234
                                                       ------       -------      -------       ------        ------
     Total other expenses..........................       961         1,302        1,022          884           836
                                                       ------       -------      -------       ------        ------
Income before income taxes and cumulative effect
   of change in accounting principle...............     1,743         1,222        1,318        1,794         1,902
Income taxes.......................................       545           336          326          639           755
Cumulative effective of change
   in accounting principle.........................       ---           ---          ---          ---            12
                                                       ------       -------      -------       ------        ------
   Net income......................................    $1,198       $   886      $   992       $1,155        $1,159
                                                       ======       =======      =======       ======        ======

Table continued on following page

                     SELECTED CONSOLIDATED FINANCIAL DATA OF
               UNION COMMUNITY BANCORP AND SUBSIDIARY (continued)

                                                                           Year Ended December 31,
                                                       1997          1996         1995         1994          1993
                                                     --------       -------      -------      -------       -------
Supplemental Data:
Interest rate spread during period.................     2.55%          2.54%        2.69%        3.25%        3.45%
Net yield on interest-earning assets (2) ..........     3.50           3.53         3.67         4.01         4.23
Return on assets (3)...............................     1.38           1.13         1.36         1.63         1.77
Return on equity (4)...............................     8.10           6.54         7.84        10.02        11.19
Other expenses to average assets (5)...............     1.11           1.66         1.41         1.25         1.28
Equity to assets (6)...............................    32.49          16.80        17.69        16.59        16.28
Average interest-earning assets to average
   interest-bearing liabilities....................   120.98         121.94       121.83       120.63        119.42
Non-performing assets to total assets (6)..........      .07            .59          .21          .20           .31
Allowance for loan losses to total loans
   outstanding (6).................................      .32            .22          .18          .15           .11
Allowance for loan losses to
   non-performing loans (6)........................   484.62          32.52        71.15        60.84         30.88
Net charge-offs to average
   total loans outstanding ........................      .10            ---          ---          ---           ---
Number of full service offices (6).................     1              1            1            1            1

(1) Includes certificates of deposit in other financial institutions.
(2) Net interest income divided by average interest-earning assets.
(3) Net income divided by average total assets.
(4) Net income divided by average total equity.
(5) Other expenses divided by average total assets.
(6) At end of period.

================================================================================

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

         The Holding Company was incorporated for the purpose of owning all of the outstanding shares of Union Federal. The following discussion and analysis of the Holding Company's financial condition as of December 31, 1997 and Union Federal's results of operations should be read in conjunction with and with reference to the consolidated financial statements and the notes thereto included herein.

         In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. The Holding Company's operations and actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and the Holding Company's general market area. The forward-looking statements contained herein include, but are not limited to, those with respect to the following matters:

         1.       Management's   determination   of  the  amount  of  loan  loss
                  allowance;

         2.       The effect of changes in interest rates;

         3.       Changes in deposit insurance premiums; and

         4. Proposed legislation that would eliminate the federal thrift charter and the separate federal regulation of thrifts.

Average Balances and Interest Rates and Yields

         The following tables present for the years ended December 31, 1997, 1996 and 1995, the balances, interest rates and average monthly balances of each category of Union Federal's interest-earning assets and interest-bearing liabilities, and the interest earned or paid on such amounts. Management believes that the use of month-end average balances instead of daily average balances has not caused any material difference in the information presented.


                                                                     AVERAGE BALANCE SHEET/YIELD ANALYSIS

                                                                  Year Ended December 31,
                                               1997                        1996                          1995
                                    Average             Average   Average           Average   Average            Average
                                    Balance Interest(1)Yield/Cost BalanceInterest(1)Yield/CostBalanceInterest(1)Yield/Cost
                                                                  (Dollars in thousands)
Assets:
Interest-earning assets:
   Interest-earning deposits....... $3,821      $246     6.44%  $   959   $   67     6.99%   $ 1,089  $     71      6.52%
   Mortgage-backed securities
     held to maturity..............  2,421       214     8.84     3,061      263     8.59      3,777       321      8.50
   Other investment securities
     held to maturity..............  3,487       197     5.65     3,169      175     5.52      3,918       227      5.79
   Loans receivable (2)............ 74,382     6,090     8.19    68,346    5,562     8.14     60,950     5,066      8.31
   FHLB stock......................    676        54     7.99       576       45     7.81        562        44      7.83
                                    ------     -----             ------    -----              ------     -----
     Total interest-earning assets. 84,787     6,801     8.02    76,111    6,112     8.03     70,296     5,729      8.15
                                               -----                       -----                         -----
Non-interest earning assets, net of
   allowance for loan losses.......  2,039                        2,152                        2,391
                                   -------                      -------                      -------
     Total assets..................$86,826                      $78,263                      $72,687
                                   =======                      =======                      =======
Liabilities and retained earnings:
Interest-bearing liabilities:
   Savings deposits................ $3,845       159     4.14   $ 3,754      148     3.94    $ 3,650       146      4.00
   Interest-bearing demand......... 10,350       444     4.29     9,061      369     4.07      8,594       385      4.48
   Certificates of deposit......... 47,403     2,764     5.83    46,035    2,716     5.90     43,597     2,505      5.75
   Stock subscriptions refundable..  2,737       130     4.75       ---      ---      ---        ---       ---       ---
   FHLB advances...................  5,748       339     5.90     3,566      191     5.36      1,857       112      6.03
                                    ------     -----             ------    -----              ------     -----
     Total interest-bearing
       liabilities................  70,083     3,836     5.47    62,416    3,424     5.49     57,698     3,148      5.46
                                               -----                       -----                         -----
Other liabilities..................  1,960                        2,303                        2,333
                                   -------                      -------                      -------
     Total liabilities............. 72,043                       64,719                       60,031
Shareholders' equity............... 14,783                       13,544                       12,656
                                   -------                      -------                      -------
     Total liabilities and
         stockholders' equity......$86,826                      $78,263                     $ 72,687
                                   =======                      =======                     ========
Net interest-earning assets........$14,704                      $13,695                     $ 12,598
Net interest income................           $2,965                      $2,688                        $2,581
                                              ======                      ======                        ======
Interest rate spread (3)...........                      2.55%                       2.54%                          2.69%
Net yield on weighted average
   interest-earning assets (4).....                      3.50%                       3.53%                          3.67%
Average interest-earning assets to
   average interest-bearing
   liabilities..................... 120.98%                     121.94%                       121.83%

(1) Interest income on loans receivable includes loan fee income of $97,000, $97,000 and $101,000 for the years ended December 31, 1997,
         1996 and 1995.

(2)      Total loans less loans in process.

(3) Interest rate spread is calculated by subtracting weighted average interest rate cost from weighted average interest rate yield for the period indicated.

(4) The net yield on weighted average interest-earning assets is calculated by dividing net interest income by weighted average interest-earning assets for the period indicated.

Interest Rate Spread

         Union Federal's results of operations have been determined primarily by net interest income and, to a lesser extent, fee income, miscellaneous income and general and administrative expenses. Union Federal's net interest income is determined by the interest rate spread between the yields Union Federal earns on interest-earning assets and the rates it pays on interest-bearing liabilities, and by the relative amounts of interest-earning assets and interest-bearing liabilities.

      The following table sets forth the weighted average effective interest rate that Union Federal earned on its loan and investment portfolios, the weighted average effective cost of its deposits and advances, the interest rate spread, and net yield on weighted average interest-earning assets for the periods and as of the dates shown. Average balances are based on average month-end balances. Management believes that the use of month-end average balances instead of daily average balances has not caused any material difference in the information presented.

                                                       At December 31,                Year Ended December 31,
                                                            1997                1997           1996        1995
                                                            ---------------------------------------------------
Weighted average interest rate earned on:
   Interest-earning deposits.......................         5.13%              6.44%          6.99%        6.52%
   Mortgage-backed securities held to maturity.....         8.57               8.84           8.59         8.50
   Other investment securities held to maturity....         5.77               5.65           5.52         5.79
   Loans receivable................................         8.11               8.19           8.14         8.31
   FHLB stock......................................         7.99               7.99           7.81         7.83
     Total interest-earning assets.................         7.02               8.02           8.03         8.15
Weighted average interest rate cost of:
   Savings deposits................................         4.00               4.14           3.94         4.00
   Interest-bearing demand.........................         4.32               4.29           4.07         4.48
   Certificates of deposit.........................         5.87               5.83           5.90         5.75
   Stock subscriptions refundable..................         4.00               4.75            ---          ---
   FHLB advances...................................         5.71               5.90           5.36         6.03
     Total interest-bearing liabilities............         5.09               5.47           5.49         5.46
Interest rate spread (1)...........................         1.93               2.55           2.54         2.69
Net yield on weighted average
   interest-earning assets (2).....................          ---               3.50           3.53         3.67


(1) Interest rate spread is calculated by subtracting combined weighted average interest rate cost from combined weighted average interest rate earned for the period indicated. Interest rate spread figures must be considered in light of the relationship between the amounts of interest-earning assets and interest-bearing liabilities.

(2) The net yield on weighted average interest-earning assets is calculated by dividing net interest income by weighted average interest-earning assets for the period indicated.

         The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected Union Federal's interest income and expense during the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to (1) changes in rate (changes in rate multiplied by old volume) and (2) changes in volume (changes in volume multiplied by old rate). Changes attributable to both rate and volume which cannot be segregated have been allocated proportionally to the change due to volume and the change due to rate.

                                                                      Increase  (Decrease)  in Net  Interest Income
                                                                                                          Total
                                                             Due to                Due to                  Net
                                                              Rate                 Volume                Change
                                                              ----                 ------                ------
                                                                               (In thousands)
Year ended December 31, 1997 compared
to year ended December 31, 1996
   Interest-earning assets:
     Interest-earning deposits...........................   $    (6)                 $ 185             $     179
     Mortgage-backed securities held to maturity.........         7                    (56)                  (49)
     Other investment securities held to maturity........         4                     18                    22
     Loans receivable....................................        34                    494                   528
                                                             ------                  -----              --------
     FHLB stock..........................................         1                      8                     9
                                                             ------                  -----              --------
       Total.............................................        40                    649                   689
   Interest-bearing liabilities:
     Savings deposits....................................         7                      4                    11
     Interest-bearing demand.............................        20                     55                    75
     Certificates of deposit.............................       (32)                    80                    48
     Stock subscriptions refundable......................       ---                    130                   130
                                                             ------                  -----              --------
     FHLB advances.......................................        21                    127                   148
                                                             ------                  -----              --------
       Total.............................................        16                    396                   412
                                                             ======                  =====              ========
   Net change in net interest income.....................    $   24                  $ 253              $    277

Year ended December 31, 1996 compared
to year ended December 31, 1995
   Interest-earning assets:
     Interest-earning deposits...........................   $     5                 $   (9)           $       (4)
     Mortgage-backed securities held to maturity.........         3                    (61)                  (58)
     Other investment securities held to maturity........       (10)                   (42)                  (52)
     Loans receivable....................................      (108)                   604                   496
                                                             ------                  -----              --------
     FHLB stock..........................................       ---                      1                     1
                                                             ------                  -----              --------
       Total.............................................      (110)                   493                   383
   Interest-bearing liabilities:
     Savings deposits....................................        (2)                     4                     2
     Interest-bearing demand.............................       (36)                    20                   (16)
     Certificates of deposit.............................        68                    143                   211
                                                             ------                  -----              --------
     FHLB advances.......................................       (14)                    93                    79
                                                             ------                  -----              --------
       Total.............................................        16                    260                   276
                                                             ======                  =====              ========
   Net change in net interest income.....................    $ (126)                 $ 233              $    107



Year ended December 31, 1995 compared
to year ended December 31, 1994
   Interest-earning assets:
     Interest-earning deposits...........................    $   26                  $ (16)            $      10
     Mortgage-backed securities held to maturity.........        (3)                   (66)                  (69)
     Other investment securities held to maturity........       (13)                     7                    (6)
     Loans receivable....................................       304                    229                   533
                                                             ------                  -----              --------
     FHLB stock..........................................        11                      1                    12
                                                             ------                  -----              --------
       Total.............................................       325                    155                   480
   Interest-bearing liabilities:
     Savings deposits....................................        23                    (36)                  (13)
     Interest-bearing demand.............................        81                    (60)                   21
     Certificates of deposit.............................       436                    144                   580
                                                             ------                  -----              --------
     FHLB advances.......................................        20                     33                    53
                                                             ------                  -----              --------
       Total.............................................       560                     81                   641
                                                             ======                  =====              ========
   Net change in net interest income.....................     $(235)                $   74              $   (161)

Financial Condition at December 31, 1997 Compared to Financial Condition at December 31, 1996

         Total assets increased $49.3 million, or 59.5% at December 31, 1997, compared to December 31, 1996. The largest increases were primarily in cash and cash equivalents which increased $43.3 million, and net loans which increased $5.7 million. The increase in cash and cash equivalents was principally in short-term interest-bearing deposits due to net proceeds from the conversion and stock subscriptions refundable. Net proceeds of the Holding Company's stock issuance, after costs and excluding the shares issued for the ESOP, were $27.8 million and stock subscriptions refundable were $22.7 million. The increase in net loans was principally in real estate mortgage loans, and a result of increased customer demand.

         Average assets increased $8.5 million from $78.3 million for the period ended December 31, 1996, to $86.8 million for the period ended December 31, 1997, an increase of 10.9%. Average interest-earning assets represented 97.3% of average assets for the period ended December 31, 1996 compared to 97.7% for the period ended December 31, 1997. Although the average of most interest-earning assets increased during 1997, average loans experienced the largest increase amounting to $6.0 million, or 8.8%, compared to 1996. Average interest-earning assets as a percentage of average interest-bearing liabilities were 121.9% for 1996 and 121.0% for 1997.

         Average balances of mortgage-backed securities held to maturity decreased $640,000, or 20.9%, from December 31, 1996 to December 31, 1997 as a result of principal repayments, while other investment securities held to maturity increased $318,000, or 10.0%, from $3.2 million for the period ended December 31, 1996 to $3.5 million for the period ended December 31, 1997 due to purchases. Although no mortgage-backed securities have been purchased for several years, mortgage-backed securities have been purchased on occasion and are considered for purchase on an ongoing basis because such instruments offer liquidity and lower credit risk than other types of investments. The primary risk associated with these instruments is that in a declining interest rate environment the prepayment level of the loans underlying these securities will accelerate, which reduces the effective yield and exposes the association to interest rate risk on the prepaid amounts. In an increasing rate environment, the primary risk associated with these securities is that the fixed-rate portion of such securities will not adjust to market rates which reduces our spread.
See "Business -- Investments -- Mortgage-Backed Securities."

         Loans and Allowance for Loan Losses. Average loans increased $6.0 million, or 8.8%, from the period ended December 31, 1996, to December 31, 1997. The growth in loans was in part funded by increased average deposits of $2.7 million and increased average FHLB advances of $2.2 million. Average loans were $68.3 million for the 1996 period and $74.4 million for the 1997 period. The average rates on loans were 8.14% for 1996 and 8.19% for 1997, an increase of 5 basis points. The allowance for loan losses as a percentage of total loans increased from .22% to .32% due to an increase in the allowance for loan losses from $159,000 at December 31, 1996 to $252,000 at December 31, 1997. The
increase in our allowance for loan losses was a result of a $165,000 provision for loan losses for the year ended December 31, 1997 offset by a $72,000 charge-off. The ratio of the allowance for loan losses to non-performing loans was 32.5% at December 31, 1996 compared to 484.6% at December 31, 1997. Nonperforming loans decreased from $489,000 at December 31, 1996 to $52,000 at December 31, 1997. Nonperforming loans of $203,000 were transferred to foreclosed real estate during the period ended December 31, 1997 and a charge-off of $72,000 relating to a multi-family loan was taken at the time of the transfer. In response to this loss, the risk factor used to calculate the necessary allowance for loan losses related to loans secured by multi-family and commercial real estate was increased. Union Federal has experienced minimal residential loan losses in the past with no losses recorded in over five years and does not expect this experience in this area to change in future years; therefore, the risk factor used on the residential loan portfolio has not been adjusted.

         Premises and Equipment. Premises and equipment decreased slightly from December 31, 1996 to December 31, 1997 due to depreciation for the period exceeding purchases. Union Federal has no branches, and it leases to other businesses a portion of its main office and parking lot. See "Business -- Properties."

         Deposits. Deposits increased $1.8 million to $62.3 million during 1997, an increase of 3.0%. Increased deposits were utilized to fund loan growth. Demand and savings deposits increased $2.7 million, or 20.1%, between December 31, 1996 and December 31, 1997. Certificates of deposits decreased $874,000, or 1.9%, during this period. Average total deposits increased $2.7 million, or 4.6%, from $58.9 million for the year ended December 31, 1996 compared to $61.6 million for the year ended December 31, 1997.

         Borrowed Funds. Borrowed funds decreased $4.3 million, or 54.7%, from December 31, 1996 to December 31, 1997. The decline in total borrowed funds was comprised of a decrease in FHLB advances of $4.1 million, 63.4%, and a decrease in the note payable to Pedcor Investments - 1993-XVI, LP ("Pedcor"), a limited partnership organized to build, own and operate a 48-unit apartment complex, of $198,000, or 14.0%. The note to Pedcor was used to fund an investment in the Pedcor low-income housing income tax credit limited partnership and bears no interest so long as there exists no event of default. Average FHLB advances increased to $5.7 million for 1997 compared to $3.6 million for 1996, an increase of $2.1 million, or 58.3%.

         Shareholders' Equity. Shareholders' equity increased $29.0 million from $13.9 million at December 31, 1996 to $42.9 million at December 31, 1997. The increase was due to net proceeds of the Holding Company's stock issuance, after costs and excluding the shares issued for the ESOP, of $27.8 million and net income for 1997 of $1.2 million.

Financial Condition at December 31, 1996 Compared to Financial Condition at December 31, 1995

         Total assets increased $9.2 million, or 12.4%, at December 31, 1996, compared to December 31, 1995. The largest increase was in net loans which increased $11.4 million, or 18.6%. This increase was funded in part by an increase in deposits of $3.0 million, or 5.3%, and an increase in FHLB advances of $5.4 million, or 508.6%. The increase in net loans of $11.4 million was primarily in one-to-four family loans and resulted from a strong local demand for residential financing.

         Average assets increased from $72.7 million for the period ended December 31, 1995, to $78.3 million for the period ended December 31, 1996, an increase of $5.6 million, or 7.7%. Average interest-earning assets represented 97.3% of average assets for the period ended in 1996 compared to 96.7% for the period ended in 1995. The increase in average earning assets was primarily in the loan portfolio. Average interest-bearing assets as a percentage of average interest-bearing liabilities was 121.9% and 121.8% for 1996 and 1995, respectively.

         Average balances of mortgage-backed securities held to maturity decreased $716,000, or 19.0%, for the year ended December 31, 1996 as a result of principal repayments, while other investment securities held to maturity decreased $749,000, or 19.1%, from $3.9 million for the period ended December 31, 1995 to $3.2 million for the period ended December 31, 1996 due to maturities.

         Loans and Allowance for Loan Losses. The increase in Union Federal's net loans of $11.4 million, or 18.6% from December 31, 1995 to December 31, 1996 was primarily in real estate mortgage loans. Average loans increased from $61.0 million to $68.3 million while the average rates earned on such loans decreased 17 basis points to 8.14%. The allowance for loan losses as a percentage of total loans increased to 0.22% from 0.18% as a result of an increase in loans and no charge-offs. The allowance for loan losses as a percentage of non-performing loans was 32.5% and 71.15% at December 31, 1996 and 1995 respectively. Non-performing loans were $489,000 and $156,000 at each date, respectively. Included in non-performing loans at December 31, 1996 was an impaired loan of $112,000. A provision for loss of $37,000 had been recorded on this loan.

         Premises and Equipment. Premises and equipment decreased slightly from December 31, 1995 to December 31, 1996 due to depreciation for the period exceeding purchases.

         Deposits. Deposits increased approximately $3.0 million, or 5.3%, during the period ended December 31, 1996. Interest-bearing demand and savings deposits increased $1.2 million, or 10.2%, while certificates of deposit increased $1.8 million, or 3.9%. Average deposits increased $3.0 million, or 5.4%, during the period ended December 31, 1996. Average interest-bearing demand and savings deposits increased $571,000, or 4.7%, while certificates of deposits increased $2.4 million, or 5.6%. Although Union Federal did not offer any special deposit programs during 1996, it increased its deposits by offering rates that were competitive with the rates offered by other institutions in the area. The rates paid on interest-bearing demand and saving deposits decreased 41 and 6 basis points, respectively, while the rate paid on certificates of deposits increased 15 basis points.

         Borrowed Funds. The growth in loans was partially funded by the increase in FHLB advances of $5.4 million, or 508.6% from December 31, 1995 to December 31, 1996. Union Federal elected to utilize FHLB advances available at rates comparable to the cost of acquiring local deposits to partially fund the increase in loans. The majority of these FHLB advances matured in less than one year. Average FHLB advances increased from $1.9 million at December 31, 1995 to $3.6 million at December 31, 1996.

         Retained Earnings. Retained earnings increased $886,000, or 6.8%, from $13.0 million at December 31, 1995 to $13.9 million at December 31, 1996. The increase was due to net income during the period.

Comparison of Operating Results For Years Ended December 31, 1997 and 1996

         General. Net income increased $312,000, or 35.2%, from $886,000 for the year ended December 31, 1996 to $1,198,000 for the year ended December 31, 1997. The increase is primarily due to an increase in net interest income and a decrease in deposit insurance expense. The return on average assets was 1.38% and 1.13 % for the years ended December 31, 1997 and 1996, respectively.

         Interest Income. Our total interest income was $6.8 million for 1997 compared to $6.1 million for 1996. The increase in interest income was due primarily to an increase in volume. Average earning assets increased $8.7 million, or 11.4%, from $76.1 million for 1996 compared to $84.8 for 1997. The average yield on interest-earning assets decreased slightly from 8.03% for the year ended December 31, 1996 to 8.02% for the comparable period in 1997.

         Interest Expense. Interest expense increased $412,000, or 12.0%, for the year ended December 31, 1997 compared to the year ended December 31,1996. Average interest-bearing liabilities increased $7.7 million, or 12.3%, from $62.4 million for the 1996 period to $70.1 million during the 1997 period. The average balance of each deposit type increased from the 1996 period to the 1997 period with a $2.7 million, or 4.6%, increase in total average deposits. Average FHLB advances increased $2.1 million, or 58.3%, from $3.6 million for the 1996 period to $5.7 million during the 1997 period.

         Net Interest Income. Net interest income increased $277,000, or 10.3%, for the year ended December 31, 1997 compared to the year ended December 31, 1996. The increase was primarily due to the $253,000 increase due to volume increases. The interest spread was 2.55% for the year ended December 31, 1997 compared to 2.54% for the comparable 1996 period.

         Provision for Loan Losses. The provision for loan losses for the year ended December 31, 1997 was $165,000 compared to $48,000 for the same period in 1996. The provision for loan losses increased due to the increase in outstanding loans and the losses recorded in 1997 associated with non-performing loans secured by multi-family real estate. In response to the loss experienced in 1997, the risk factor used on multi-family and commercial real estate loans was increased.

         Other Losses. Other losses decreased $20,000, or 17.2%, for the year ended December 31, 1997 compared to the 1996 period primarily due to decreased losses of $15,000 from our investment in a low-income housing income tax credit limited partnership. The investment in the limited partnership represents a 99% equity in Pedcor. In addition to recording the equity in the losses of Pedcor, a benefit of low income housing income tax credits in the amount of $178,000 for both 1997 and 1996 was recorded.

         Salaries and Employee Benefits. Salaries and employee benefits were $480,000 for the year ended December 31, 1997 compared to $461,000 for the 1996 period, and increase of $19,000, or 4.1%. This increase resulted from the addition of 3 full-time employees to our staff and normal increases in employee compensation and related payroll taxes.

         Net Occupancy and Equipment Expenses. Occupancy expenses and equipment expenses increased $2,000, or 3.4%, during 1997 compared to 1996.

         Deposit Insurance Expense. Deposit insurance expense decreased $464,000, or 93.7%, from $495,000 for the year ended December 31, 1996 to $31,000 for the same period in 1997. This decrease was due to the one time Savings Association Insurance Fund ("SAIF") special assessment of approximately $362,000 expensed in the fourth quarter of 1996. The recapitalization of SAIF resulted in a decline in the assessment for 1997. Prior to the recapitalization of SAIF, an assessment of $.23 per $100 of deposits was paid. Subsequent to the recapitalization, the assessment was reduced to $.0644 per $100 of deposits.

         Other Expense. Other expenses, consisting primarily of expenses related to service center fees, advertising, directors' fees, professional fees, supervisory examination fees, supplies, and postage increased $102,000, or 35.5% for 1997 compared to 1996. The increase was primarily due to an increase in director fees of $26,000 and a $30,000 charitable contribution. The remaining increase resulted from nominal increases in a variety of expense categories.

         Income Tax Expense. Income tax expense increased $209,000, or 62.2%, during 1997 compared to 1996. The increase was directly related to the increase in taxable income for the period. The effective tax rate was 31.3% and 27.5% for the respective 1997 and 1996 periods.

Comparison of Operating Results For Years Ended December 31, 1996 and 1995

         General. Net income for the year ended December 31, 1996 decreased $106,000, or 10.7%, to $886,000 compared to $992,000 for 1995. Return on average assets for the years ended December 31, 1996, and 1995 was 1.13% and 1.36%, respectively. Return on average equity was 6.54% for 1996 and 7.84% for 1995.

         Interest  Income.  Total  interest  income  was $6.1  million  for 1996 compared to $5.7 million for 1995. Average earning assets increased $5.8 million, or 8.3%, from $70.3 million to $76.1 million from 1995 to 1996. Volume increases, primarily from loans, accounted for $493,000 of the increase while lower interest rates offset the increase by $110,000.

         Interest Expense. Interest expense increased $276,000, or 8.8%, during 1996 compared to 1995. The increase in interest expense was primarily the result of an increase in average interest-bearing liabilities of $4.7 million, or 8.1%, from $57.7 million to $62.4 million. The growth in average interest-bearing liabilities was primarily attributable to the growth in certificates of deposit and FHLB advances. The average balance of certificates of deposit increased $2.4 million, or 5.6%, while average FHLB advances increased $1.7 million, or 92.0%. The deposit growth and increased borrowings from the FHLB were used to fund loan growth.

         Net Interest Income. Net interest income increased $107,000, or 4.1%, from $2.6 million for 1995 to $2.7 million for 1996. Interest rate spread was 2.54% and 2.69% for 1996 and 1995, respectively.

         Provision for Loan Losses. The provision for loan losses for the year ended December 31, 1996 was $48,000. The 1996 provision and the related increase in the allowance for loan losses was considered adequate, based on growth, size, condition and components of the loan portfolio. The provision of $24,000 for 1995 reflected a more moderate growth of the loan portfolio.

         Other Losses. Other losses decreased $101,000, or 46.5%, from 1995 to 1996 primarily due to a decrease in losses of $76,000 from the investment in a limited partnership.

         Salaries and Employee Benefits. Salaries and employee benefits were $461,000 for 1996 compared to $481,000 for 1995, a decrease of $20,000, or 4.2%.
This decrease was primarily a result of a $5,000 decrease in retirement plan contributions and a $13,000 increase loan origination costs which are deferred over the lives of the related loans.

         Net Occupancy and Equipment Expenses. Occupancy expenses decreased $27,000, or 40.9%, and equipment expenses remained constant during 1996 as compared to 1995. The decrease in occupancy expenses was primarily attributable to an additional $32,000 of repairs and maintenance expenses in 1995 as compared to 1996.

         Deposit   Insurance   Expense.   Deposit  insurance  expense  increased
$368,000,  or 289.8%, from $127,000 for 1995 to $495,000 for 1996 due to the one time SAIF special assessment of approximately $362,000.

         Other Expense. Other expenses, consisting primarily of expenses related to service center fees, advertising, directors' fees, professional fees, supervisory examination fees, supplies, and postage decreased $41,000, or 12.5%, from 1995 to 1996. The decrease resulted from decreases in a variety of expense categories.

         Income Tax Expense. Income tax expense increased $10,000, or 3.1%, from 1995 to 1996. The effective tax rate were 27.5% and 24.7% for 1996 and 1995, respectively.

Liquidity and Capital Resources

      The following is a summary of Union Federal's cash flows, which are of three major types. Cash flows from operating activities consist primarily of net income generated by cash. Investing activities generate cash flows through the origination and principal collection on loans as well as purchases and sales of securities. Investing activities will generally result in negative cash flows when Union Federal experiences loan growth. Cash flows from financing activities include savings deposits, withdrawals and maturities and changes in borrowings. The following table summarizes cash flows for each year in the three-year period ended December 31, 1997.


                                                                                        Year Ended December 31,
                                                                 1997                 1996                  1995
                                                                 ----                 ----                  ----
                                                                                 (In thousands)
Operating activities..........................................   $1,367               $ 1,088                $1,160
                                                                 ------               -------                ------

Investing activities:
Investment securities
     Proceeds from maturities and
     paydowns of mortgage-backed
     securities held to maturity..............................      639                   676                   663
     Purchases of other investment
       securities held to maturity............................   (1,200)                 (994)                 (100)
     Proceeds from maturities of
       investment securities held to maturity.................      500                 2,000                   ---
     Purchase of loans........................................     (500)               (1,350)                 (742)
     Other net change in loans................................   (5,517)              (10,116)                 (502)
     Purchase of FHLB of
       Indianapolis Stock.....................................     (128)                  (18)                   (1)
Proceeds on sale of foreclosed real estate....................       73                   ---                   ---
     Purchases of premises and equipment......................      (23)                   (3)                  (38)
                                                                 ------               -------                ------
     Net cash used by investing activities....................   (6,156)               (9,805)                 (720)
                                                                 ------               -------                ------
Financing activities:
   Net change in
   Interest-bearing demand and savings deposits...............    2,696                 1,243                (1,375)
   Certificates of deposits...................................     (874)                1,786                 3,896
   Stock subscription escrow accounts.........................   22,687                   ---                   ---
   Proceeds from borrowings...................................    1,500                10,500                 2,500
   Repayment of borrowings....................................   (5,807)               (5,261)               (4,801)
   Net change in advances by borrowers
       for taxes and insurance................................       20                   (79)                    4
   Proceeds from sale of common stock,
     net of costs.............................................   27,883                   ---                   ---
                                                                 ------               -------                ------
     Net cash provided by financing activities................   48,105                 8,189                   224
                                                                 ------               -------                ------
Net increase(decrease) in cash
   and cash equivalents.......................................  $43,316               $  (528)              $   664
                                                                =======               =======               =======

      Federal law requires that savings associations maintain an average daily balance of liquid assets in an amount not less than 4% or more than 10% of their withdrawable accounts plus short-term borrowings. Liquid assets include cash, certain time deposits, certain bankers' acceptances, specified U.S. government, state or federal agency obligations, certain corporate debt securities, commercial paper, certain mutual funds, certain mortgage-related securities, and certain first-lien residential mortgage loans. The OTS recently amended its regulation that implements this statutory liquidity requirement to reduce the amount of liquid assets a savings association must hold from 5% of net withdrawable accounts and short-term borrowings to 4%. The OTS also eliminated the requirement that savings associations maintain short-term liquid assets constituting at least 1% of their average daily balance of net withdrawable deposit accounts and current borrowings. The revised OTS rule also permits savings associations to calculate compliance with the liquidity requirement based upon their average daily balance of liquid assets during each quarter rather than during each month, as was required under the prior rule. The OTS may impose monetary penalties on savings associations that fail to meet these liquidity requirements. As of December 31, 1997, Union Federal had liquid assets of $48.6 million, and a regulatory liquidity ratio of 49.4%.

      Pursuant to OTS capital regulations, savings associations must currently meet a 1.5% tangible capital requirement, a 3% leverage ratio (or core capital) requirement, and a total risk-based capital to risk-weighted assets ratio of 8%. At December 31, 1997, Union Federal's tangible capital ratio was 22.7%, its core capital ratio was 22.7%, and its risk-based capital to risk-weighted assets ratio was 56.5%. Therefore, at December 31, 1997, Union Federal's capital levels exceeded all applicable regulatory capital requirements currently in effect. The following table provides the minimum regulatory capital requirements and Union Federal's capital ratios as of December 31, 1997:

                                                              At December 31, 1997
                                              OTS Requirement                    Union Federal's Capital Level
                                           % of                               % of                          Amount
Capital Standard                          Assets        Amount              Assets(1)      Amount          of Excess
----------------                          ------        ------              ---------      ------          ---------
                                                                             (Dollars in thousands)
Tangible capital....................       1.5%        $29,969                22.7%        $1,981           $27,988
Core capital (2)....................       3.0          29,969                22.7          3,961            26,008
Risk-based capital..................       8.0          30,221                56.5          4,279            25,942

(1) Tangible and core capital levels are shown as a percentage of total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.

(2) The OTS has proposed and is expected to adopt a core capital requirement for savings associations comparable to that recently adopted by the OCC for national banks. The new regulation, as proposed, would require at least 3% of total adjusted assets for savings associations that received the highest supervisory rating for safety and soundness, and 4% to 5% for all other savings associations. The final form of such new OTS core capital requirement may differ from that which has been proposed. Union Federal expects to be in compliance with such new requirements. See "Regulation -- Regulatory Capital."

         For definitions of tangible capital, core capital and risk-based capital, see "Regulation -- Savings Association Regulatory Capital."

         As of December 31, 1997, management is not aware of any current recommendations by regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on Union Federal's liquidity, capital resources or results of operations.

Current Accounting Issues

         In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings per Share, establishing standards for computing and presenting earnings per share ("EPS") and applies to entities with publicly held common stock or potential common stock, such as the shares issuable under the proposed stock option plan, as well as any other entity that chooses to present EPS in its financial statements.

         This Statement simplifies the current standards of APB Opinion No. 15, Earnings per Share, and makes them comparable to international EPS standards. It eliminates the presentation of primary EPS and requires presentation of basic EPS (the principal difference being that common stock equivalents are not considered in the computation of basic EPS). It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

         Basic EPS includes no dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if the potential common shares were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to that of fully diluted EPS pursuant to Opinion No. 15. The adoption of SFAS No. 128 will not have a material impact on financial position or results of operations.

         The Statement is effective for the financial statements issued for periods ending after December 15, 1997, including interim periods. Earlier application is not permitted. The Statement requires restatement of all prior-period EPS data presented.

         In  February  1997,  the  FASB  issued  SFAS  No.  129,  Disclosure  of
Information about Capital Structure, continuing the current requirements to disclose certain information about an entity's capital structure found in APB Opinion No. 10, Omnibus Opinion--1966, Opinion No. 15, and SFAS No. 47, Disclosure of Long-Term Obligations. It consolidates specific disclosure requirements from those standards. SFAS No. 129 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. The adoption of SFAS No. 129 will not have a material impact on the Holding Company's financial position or results of operations.

         In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, establishing standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This Statement does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement.

         SFAS No. 130 will also require the (a) classification of items of other comprehensive income by their nature in a financial statement and (b) displaying of the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

         The Statement is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The adoption of SFAS No. 130 will not have a material impact on financial condition or results of operations.

         In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishing standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This Statement supersedes SFAS No. 14, Financial Reporting for Segments of a Business
Enterprise, but retains the requirement to report information about major customers. It amends SFAS No. 94, Consolidation of All Majority-Owned Subsidiaries, to remove the special disclosure requirements for previously unconsolidated subsidiaries. This Statement does not apply to nonpublic business enterprises or to not-for-profit organizations.

         SFAS No. 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

         This Statement requires that a public business enterprise report a measure of segment profit or loss, certain specific revenue and expense items, and segment assets. It requires reconciliations of total segment revenues, total segment profit or loss, total segment assets, and other amounts disclosed for segments to corresponding amounts in the enterprise's general-purpose financial statements. This Statement also requires that a public business enterprise report descriptive information about the way that the operating segments were determined, the products and services provided by the operating segments, differences between the measurements used in reporting segment information and those used in the enterprise's general-purpose financial statements, and changes in the measurement of segment amounts from period to period.

         SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. This Statement need not be applied to interim financial statements in the initial year of its application, but comparative information for interim periods in the initial year of application is to be reported in financial statements for interim periods in the second year of application. The adoption of SFAS No. 131 will not have a material impact on financial condition or results of operations.

Impact of Inflation

         The consolidated financial statements presented herein have been prepared in accordance with generally accepted accounting principles. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

         The Holding Company's primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on the Holding Company's performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturities structures of Union Federal's assets and liabilities are critical to the maintenance of acceptable performance levels.

         The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of noninterest expense. Such expense items as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that Union Federal has made. Union Federal is unable to determine the extent, if any, to which properties securing its loans have appreciated in dollar value due to inflation.

Year 2000 Compliance

         Because computer memory was so expensive on early mainframe computers, some computer programs used only the final two digits for the year in the date field and assumed that the first two digits were "19." As a result, some computer applications may be unable to interpret the change from year 1999 to year 2000. The Holding Company is actively monitoring its year 2000 computer compliance issues. The bulk of the Holding Company's computer processing is provided under contract by On-Line Financial Services, Inc., Oak Brook, IL. ("On-Line"). On-Line expects to be in year 2000 compliance by June 1999. The Holding Company's loan documentation system is provided by Banker's Systems and is also expected to be in year 2000 compliance within the next year. The Holding Company has also appointed the three executive officers to address all aspects of year 2000 compliance. The Holding Company's expense in connection with year 2000 compliance is not expected to be material to its overall financial condition.

Quantitative and Qualitative Disclosures about Market Risks

         An important component of Union Federal's asset/liability management policy includes examining the interest rate sensitivity of its assets and liabilities and monitoring the expected effects of interest rate changes on its net portfolio value.

         An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If Union Federal's assets mature or reprice more quickly or to a greater extent than its liabilities, Union Federal's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. Conversely, if Union Federal's assets mature or reprice more slowly or to a lesser extent than its liabilities, its net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. Union Federal's policy has been to mitigate the interest rate risk inherent in the historical business of savings associations, the origination of long-term loans funded by short-term deposits, by pursuing certain strategies designed to decrease the vulnerability of its earnings to material and prolonged changes in interest rates.

         Because of the lack of customer demand for adjustable rate loans in its market area, Union Federal primarily originates fixed-rate real estate loans, which accounted for approximately 74.4% of its loan portfolio at December 31, 1997. To manage the interest rate risk of this type of loan portfolio, Union Federal limits maturities of fixed-rate loans to no more than 20 years. In addition, Union Federal continues to offer and attempts to increase its volume of adjustable rate loans when market interest rates make these type loans more attractive to customers.

         Management believes it is critical to manage the relationship between interest rates and the effect on Union Federal's net portfolio value ("NPV"). This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts. Union Federal manages assets and liabilities within the context of the marketplace, regulatory limitations and within limits established by its Board of Directors on the amount of change in NPV which is acceptable given certain interest rate changes.

         The OTS issued a regulation, which uses a net market value methodology to measure the interest rate risk exposure of savings associations. Under this OTS regulation, an institution's "normal" level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Savings associations with over $300 million in assets or less than a 12% risk-based capital ratio are required to file OTS Schedule CMR. Data from Schedule CMR is used by the OTS to calculate changes in NPV (and the related "normal" level of interest rate risk) based upon certain interest rate changes (discussed below). Associations which do not meet either of the filing requirements are not required to file OTS Schedule CMR, but may do so voluntarily. As Union Federal does not meet either of these requirements, it is not required to file Schedule CMR, although it does so voluntarily. Under the regulation, associations which must file are required to take a deduction (the interest rate risk capital component) from their total capital available to calculate their risk based capital requirement if their interest rate exposure is greater than "normal." The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to a 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets.

          Presented below, as of December 31, 1997, is an analysis performed by the OTS of Union Federal's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 400 basis points. At December 31, 1997, 2% of the present value of Union Federal's assets was approximately $2.2 million. Because the interest rate risk of a 200 basis point increase in market rates (which was greater than the interest rate risk of a 200 basis point decrease) was $3.9 million at June 30, 1997, Union Federal would have been required to deduct $850,000 from its total capital available to calculate its risk based capital requirement if it had been subject to the OTS' reporting requirements under this methodology. Union Federal's exposure to interest rate risk results from the concentration of fixed rate mortgage loans in our portfolio.

      Change                     Net Portfolio Value                                            NPV as % of PV of Assets
     In Rates              $ Amount              $ Change              % Change              NPV Ratio              Change
--------------------------------------------------------------------------------------------------------------------------
                                          (Dollars in thousands)
        + 400 bp *           $24,383            $(8,362)                (26)%                  23.94%          (555) bp
        + 300 bp              26,661             (6,084)                (19)%                  25.55%          (394) bp
        + 200 bp              28,860             (3,885)                (12)%                  27.03%          (246) bp
        + 100 bp              30,947             (1,799)                 (5)%                  28.37%          (111) bp
            0 bp              32,746                                                           29.49%
        - 100 bp              33,973              1,227                   4  %                 30.21%             73 bp
        - 200 bp              34,782              2,036                   6  %                 30.67%            118 bp
        - 300 bp              35,809              3,064                   9  %                 31.25%            177 bp
        - 400 bp              37,247              4,501                  14  %                 32.08%            259 bp

*  Basis points (1 basis point equals .01%).

         This chart illustrates, for example, that a 200 basis point (or 2%) increase in interest rates would result in a $3.9 million (or 12%) decrease in the net portfolio value of Union Federal's assets. This hypothetical increase in interest rates would also result in a 246 basis point (or 2.46%) decrease in the ratio of the net portfolio value to the present value of Union Federal's assets.

         As with any method of measuring interest rate risk, certain shortcomings are inherent in the methods of analysis presented above. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could likely deviate significantly from those assumed in calculating the table.

                          Independent Auditor's Report


Board of Directors
Union Community Bancorp
Crawfordsville, Indiana


We have audited the accompanying consolidated balance sheet of Union Community Bancorp (formerly Union Federal Savings and Loan Association) and subsidiary as of December 31, 1997 and 1996 and the related consolidated statements of income, changes in retained earnings, and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of Union Community Bancorp and subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


Geo. S. Olive & Co. LLC



Indianapolis, Indiana
February 20, 1998

                     UNION COMMUNITY BANCORP AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET


December 31                                                  1997                        1996
-----------------------------------------------------------------------------------------------
Assets
   Cash                                                   $    22,424            $       29,297
   Short-term interest-bearing deposits                    44,758,403                 1,435,893
                                                          -----------            --------------
     Total cash and cash equivalents                       44,780,827                 1,465,190
   Investment securities held to maturity                   5,820,069                 5,747,347
   Loans                                                   78,687,999                72,856,009
     Allowance for loan losses                               (252,258)                 (159,000)
                                                          -----------            --------------
       Net loans                                           78,435,741                72,697,009
   Premises and equipment                                     367,360                   371,364
   Federal Home Loan Bank stock                               707,700                   580,100
   Investment in limited partnership                        1,176,109                 1,333,909
   Interest receivable
     Loans                                                    440,641                   385,530
     Mortgage-backed securities                                18,036                    23,600
     Other investment securities
     and interest-bearing deposits                            122,849                    44,474
   Deferred income tax                                         38,674                    75,424
   Other assets                                               132,251                    64,813
                                                         ------------               -----------
       Total assets                                      $132,040,257               $82,788,760
                                                         ============               ===========

Liabilities
   Deposits
   Noninterest bearing                                 $    1,532,647             $     321,523
   Interest bearing                                        60,725,398                60,114,919
     Total deposits                                        62,258,045                60,436,442
   Stock subscriptions refundable                          22,687,104
   Federal Home Loan Bank advances                          2,373,051                 6,482,478
   Note payable                                             1,200,042                 1,397,892
   Interest payable                                           118,867                    91,452
   Other liabilities                                          497,271                   470,663
                                                         ------------               -----------
     Total liabilities                                     89,134,380                68,878,927
                                                         ============               ===========

Stockholders'   Equity
  Preferred  stock,
  without  par  value
    Authorized  and unissued--2,000,000 shares
  Common stock, without par value
    Authorized--5,000,000 shares
    Issued and outstanding--3,041,750 shares               29,637,592
  Retained earnings                                        15,108,285                13,909,833
  Unearned employee stock ownership
    plan ("ESOP") shares                                   (1,840,000)
                                                         ------------               -----------
    Total stockholders' equity                             42,905,877                13,909,833
                                                         ------------               -----------
    Total liabilities and stockholders' equity           $132,040,257               $82,788,760
                                                         ============               ===========

See notes to consolidated financial statements.

                     UNION COMMUNITY BANCORP AND SUBSIDIARY
                        Consolidated Statement of Income


Year Ended December 31                                  1997              1996              1995
-----------------------------------------------------------------------------------------------------
Interest and Dividend Income
Loans                                                  $6,090,003       $5,561,735        $5,065,944
   Investment securities
Mortgage-backed securities                                214,121          262,711           321,262
Other investment securities                               196,937          175,332           227,154
Dividends on Federal Home Loan Bank stock                  53,956           45,027            44,291
Deposits with financial institutions                      245,927           66,886            70,575
                                                       ---------------------------------------------
Total interest and dividend  income                     6,800,944        6,111,691         5,729,226
                                                       ---------------------------------------------
Interest Expense
Deposits                                                3,366,097        3,232,877         3,036,215
Stock subscription escrow accounts                        130,411
Federal Home Loan Bank advances                           339,258          190,800           111,569
                                                       ---------------------------------------------
Total interest expense                                  3,835,766        3,423,677         3,147,784
                                                       ---------------------------------------------

Net Interest Income                                     2,965,178        2,688,014         2,581,442
Provision for loan losses                                 165,000           48,000            24,000
                                                       ---------------------------------------------

Net Interest Income After
     Provision for Loan Losses                          2,800,178        2,640,014         2,557,442
                                                       ---------------------------------------------

Other Income (Losses)
Equity in losses of limited partnership                  (157,800)        (172,552)         (249,092)
Other income                                               61,952           56,457            31,346
                                                       ---------------------------------------------
Total other losses                                        (95,848)        (116,095)         (217,746)
                                                       ---------------------------------------------

Other Expenses
Salaries and employee benefits                            479,726          460,615           480,770
Net occupancy expenses                                     39,159           39,103            65,698
Equipment expenses                                         22,436           19,886            20,460
Deposit insurance expense                                  31,482          494,679           127,053
Other expenses                                            388,519          287,654           328,184
                                                       ---------------------------------------------
Total other expenses                                      961,322        1,301,937         1,022,165
                                                       ---------------------------------------------

Income Before Income Tax                                1,743,008        1,221,982         1,317,531
   Income tax expense                                     544,556          336,286           326,018
                                                       ---------------------------------------------

Net Income                                             $1,198,452      $   885,696       $   991,513
                                                       =============================================


See notes to consolidated financial statements.

                     UNION COMMUNITY BANCORP AND SUBSIDIARY
            Consolidated Statement of Changes in Stockholders' Equity

                                                        Common Stock
                                                  Shares                            Retained          Unearned
                                                Outstanding         Amount          Earnings         ESOP Shares         Total
                                                -----------         ------          --------         -----------         -----
Balances, January 1, 1995                                                           $12,032,624                       $12,032,624
Net income for 1995                                                                     991,513                           991,513

Balances, December 31, 1995                                                          13,024,137                        13,024,137
Net income for 1996                                                                     885,696                           885,696

Balances, December 31, 1996                                                          13,909,833                        13,909,833
Net income for 1997                                                                   1,198,452                         1,198,452

Common stock issued in conversion,
   net of costs                                  3,041,750        $29,637,592                                          29,637,592

Contribution for unearned ESOP shares                                                               $(1,840,000)       (1,840,000)
                                                 --------------------------------------------------------------------------------
Balances, December 31, 1997                      3,041,750        $29,637,592       $15,108,285     $(1,840,000)      $42,905,877
                                                 ================================================================================



See notes to consolidated financial statements.

                     UNION COMMUNITY BANCORP AND SUBSIDIARY
                      Consolidated Statement of Cash Flows

Year Ended December 31                                                        1997             1996              1995
------------------------------------------------------------------------------------------------------------------------
Operating Activities
   Net income                                                           $  1,198,452      $   885,696       $   991,513
   Adjustments to reconcile net income to net cash provided
     by operating activities
     Provision for loan losses                                               165,000           48,000            24,000
     Depreciation                                                             27,335           25,913            25,005
     Deferred income tax                                                      36,750          (13,910)           40,462
     Investment securities accretion, net                                    (11,677)          (6,181)             (812)
     Gains on sale of foreclosed real estate                                  (5,565)
     Equity in losses of limited partnership                                 157,800          172,552           249,092
     Net change in
       Interest receivable                                                  (127,922)         (83,459)         (103,132)
       Interest payable                                                       27,415           (1,964)           12,260
       Other assets                                                          (21,878)         (24,199)           59,003
       Other liabilities                                                     (78,749)          85,879          (137,157)
                                                                          ----------------------------------------------
       Net cash provided by operating activities                           1,366,961        1,088,327         1,160,234
                                                                          ----------------------------------------------

Investing Activities
  Investment securities
     Purchases of investment securities held to maturity                  (1,200,000)        (994,342)         (100,000)
     Proceeds from maturities and paydowns of mortgage-backed
       securities held to maturity                                           638,955          675,913           663,446
     Proceeds from maturities of investment securities held to maturity      500,000        2,000,000
     Net change in loans                                                  (6,017,272)     (11,466,414)       (1,243,891)
     Purchases of premises and equipment                                     (23,331)          (2,602)          (38,381)
     Proceeds on sale of foreclose real estate                                73,546
     Purchase of Federal Home Loan Bank of Indianapolis stock               (127,600)         (17,500)           (1,000)
                                                                          ----------------------------------------------
     Net cash used by investing activities                                (6,155,702)      (9,804,945)         (719,826)
                                                                          ----------------------------------------------

Financing Activities
   Net change in
     Interest-bearing demand and savings deposits                          2,695,812        1,243,027        (1,375,313)
     Certificates of deposit                                                (874,209)       1,786,193         3,896,285
     Stock subscription escrow accounts                                   22,687,104
   Proceeds from borrowings                                                1,500,000       10,500,000         2,500,000
   Repayment of borrowings                                                (5,807,277)      (5,261,331)       (4,801,291)
   Net change in advances by borrowers for taxes and insurance                19,981          (79,558)            4,201
   Proceeds from sale of common stock, net of costs                       27,882,967
                                                                          ----------------------------------------------
     Net cash provided by financing activities                            48,104,378        8,188,331           223,882
                                                                          ----------------------------------------------

Net Increase (Decrease) in Cash and Cash Equivalents                      43,315,637         (528,287)          664,290

Cash and Cash Equivalents, Beginning of Year                               1,465,190        1,993,477         1,329,187
                                                                          ----------------------------------------------

Cash and Cash Equivalents, End of Year                                   $44,780,827       $1,465,190        $1,993,477
                                                                         ===============================================
Additional Cash Flows Information
   Interest paid                                                          $3,808,351       $3,425,641        $3,135,524
Income tax paid                                                              527,433          375,405           227,747
Stock issuance costs included in other liabilities                            85,375
Common stock issued to ESOP leveraged with an employer loan                1,840,000
Loans transferred to foreclosed real estate                                  163,540


See notes to consolidated financial statements.

                     UNION COMMUNITY BANCORP AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                       (Table Dollar Amounts in Thousands)

--       Nature of Operations and Summary of Significant Accounting Policies

The accounting and reporting policies of Union Community Bancorp ("Company") and its wholly owned subsidiary, Union Federal Savings and Loan Association ("Association") and the Association's wholly owned subsidiary, UFS Service Corp. ("UFS"), conform to generally accepted accounting principles and reporting practices followed by the thrift industry. The more significant of the policies are described below.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a thrift holding company whose principal activity is the ownership and management of the Association. The Association operates under a federal thrift charter and provides full banking services. As a federally chartered thrift, the Association is subject to regulation by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation.

The Association generates mortgage and consumer loans and receives deposits from customers located primarily in Montgomery County, Indiana and surrounding counties. The Association's loans are generally secured by specific items of collateral including real property, consumer assets and business assets. UFS invests in a low income housing partnership.

Consolidation--The consolidated financial statements include the accounts of the Company, the Association and UFS after elimination of all material intercompany transactions.

Investment Securities--Debt securities are classified as held to maturity when the Association has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Loans are carried at the principal amount outstanding. A loan is impaired when, based on current information or events, it is probable that the Association will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Payments with insignificant delays not exceeding 90 days outstanding are not considered impaired. Certain nonaccrual and substantially delinquent loans may be considered to be impaired. The Association considers its investment in one-to-four family residential loans and consumer loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired and nonaccrual loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectible. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans over the contractual lives of the loans. When a loan is paid off or sold, any unamortized loan origination fee balance is credited to income.

                     UNION COMMUNITY BANCORP AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                       (Table Dollar Amounts in Thousands)


Allowance for loan losses is maintained to absorb loan losses based on management's continuing review and evaluation of the loan portfolio and its judgment as to the impact of economic conditions on the portfolio. The evaluation by management includes consideration of past loss experience, changes in the composition of the portfolio, the current condition and amount of loans outstanding, and the probability of collecting all amounts due. Impaired loans are measured by the present value of expected future cash flows, or the fair value of the collateral of the loan, if collateral dependent.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of December 31, 1997 and 1996, the allowance for loan losses is adequate based on information currently available. A worsening or protracted economic decline in the area within which the Association operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

Premises and equipment are carried at cost net of accumulated depreciation. Depreciation is computed using the straight-line method based principally on the estimated useful lives of the assets which range from 5 to 31.5 years.
Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank ("FHLB") system. The required investment in the common stock is based on a predetermined formula.

Investment in limited partnership is recorded using the equity method of accounting. Losses due to impairment are recorded when it is determined that the investment no longer has the ability to recover its carrying amount. The benefits of low income housing tax credits associated with the investment are accrued when earned.

Foreclosed real estate is carried at the lower of cost or fair value less estimated selling costs. When foreclosed real estate is acquired, any required adjustment is charged to the allowance for loan losses. All subsequent activity is included in current operations.

Income tax in the consolidated statement of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company files consolidated income tax returns with its subsidiary.

Earnings per share will be computed based upon the weighted average common and common equivalent shares outstanding during the period subsequent to the Association's conversion to a stock savings and loan association on December 29, 1997. Net income per share for the periods before the conversion, is not meaningful.

                     UNION COMMUNITY BANCORP AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                       (Table Dollar Amounts in Thousands)


--       Conversion

On December 29, 1997, the Association completed the conversion from a federally chartered mutual institution to a federally chartered stock savings and loan association and the formation of the Company as the holding company of the Association. As part of the conversion, the Company issued 3,041,750 shares of common stock at $10 per share. Net proceeds of the Company's stock issuance, after costs of $779,908 and excluding the shares issued for the ESOP, were $27,797,592, of which $14,861,484 was used to acquire 100% of the stock and ownership of the Association. The transaction was accounted for at historical cost in a manner similar to that utilized in a pooling of interests.


--       Investment Securities Held to Maturity


                                                                   1997
                                      -------------------------------------------------------------
                                                           Gross            Gross
                                       Amortized        Unrealized       Unrealized           Fair
December 31                              Cost              Gains           Losses             Value
----------------------------------------------------------------------------------------------------
U.S. Treasury                          $   350                                              $   350
Federal agencies                         3,346            $    8               $3             3,351
Mortgage-backed securities               2,124               183                5             2,302
                                       ------------------------------------------------------------
     Total investment securities        $5,820              $191               $8            $6,003
                                       ============================================================



                                                                    1996
                                       ------------------------------------------------------------
                                                            Gross            Gross
                                        Amortized        Unrealized       Unrealized           Fair
December 31                               Cost              Gains           Losses             Value
----------------------------------------------------------------------------------------------------
U.S. Treasury                           $   350                               $  2            $  348
Federal agencies                          2,645             $   1               35             2,611
Mortgage-backed securities                2,752               186                5             2,933
                                       ------------------------------------------------------------
     Total investment securities         $5,747              $187              $42            $5,892
                                       ============================================================


                     UNION COMMUNITY BANCORP AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                       (Table Dollar Amounts in Thousands)


The amortized cost and fair value of securities held to maturity at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                1997
                                   Amortized               Fair
December 31                          Cost                  Value
-------------------------------------------------------------------
Within one year                      $1,400                $1,398
One to five years                     2,296                 2,303
                                      3,696                 3,701
Mortgage-backed securities            2,124                 2,302

Totals                               $5,820                $6,003

Securities with a carrying value of $2,194,000 and $2,832,000 were pledged at December 31, 1997 and 1996 to secure FHLB advances.

Mortgage-backed securities included in investment securities held to maturity above consist of the following:

                                                                                      1997
                                                          ------------------------------------------------------------
                                                                              Gross            Gross
                                                          Amortized        Unrealized       Unrealized           Fair
December 31                                                 Cost              Gains           Losses             Value
                                                          ------------------------------------------------------------
Government National Mortgage Corporation                   $1,223              $125                             $1,348
Federal Home Loan Mortgage Corporation                        635                56                                691
Federal National Mortgage Corporation                         243                 2               $5               240
Other                                                          23                                                   23
                                                          ------------------------------------------------------------
     Total mortgage-backed securities                      $2,124              $183               $5            $2,302
                                                          ============================================================

                     UNION COMMUNITY BANCORP AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                       (Table Dollar Amounts in Thousands)


                                                                                      1996
                                                          ------------------------------------------------------------
                                                                              Gross            Gross
                                                          Amortized        Unrealized       Unrealized           Fair
December 31                                                 Cost              Gains           Losses             Value
----------------------------------------------------------------------------------------------------------------------
Government National Mortgage Corporation                   $1,391              $120                             $1,511
Federal Home Loan Mortgage Corporation                      1,039                64                              1,103
Federal National Mortgage Corporation                         294                 2               $5               291
Other                                                          28                                                   28
                                                           -----------------------------------------------------------
     Total mortgage-backed securities                      $2,752              $186               $5            $2,933
                                                           ===========================================================

--       Loans and Allowance

December 31                                                          1997            1996
----------------------------------------------------------------------------------------------
Real estate mortgage loans
One-to-four family                                                    $62,436        $57,031
Multi-family                                                           10,197         10,920
Commercial                                                              3,627          3,593
Real estate construction loans                                          2,530          1,322
Individuals' loans for household and other personal expenditures          223            346
                                                                       79,013         73,212
Deferred loan fees                                                       (325)          (356)
                                                                      ----------------------
Total loans                                                           $78,688        $72,856
                                                                      ======================


Year Ended December 31                1997             1996              1995
--------------------------------------------------------------------------------
Allowance for loan losses
     Balances, Beginning of Period     $159             $111             $  87
     Provision for losses               165               48                24
     Loans charged off                  (72)
                                      ----------------------------------------
     Balances, End of Period           $252             $159              $111
                                      ========================================

                     UNION COMMUNITY BANCORP AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                       (Table Dollar Amounts in Thousands)


At December 31, 1997, the Association had no impaired loans. At December 31, 1996, the Association had an impaired loan of $112,000 and had recorded an allowance for losses of $37,000. The average balance of impaired loans for the years ended December 31, 1997 and 1996 was $33,000 and $110,000. The Association had no interest income or cash receipts of interest on impaired loans during the years ended December 31, 1997 and 1996. The Association has no loans that were impaired during 1995.

In addition, at December 31, 1997, 1996 and 1995, the Association had nonaccrual loans of $52,000, $377,000 and $156,000, for which impairment had not been recognized. If interest on these loans had been recognized at the original interest rates, interest income would have increased approximately $1,000, $14,000 and $3,000 for the years ended December 31, 1997, 1996 and 1995.

The Association has no commitments to loan additional funds to the borrowers of impaired or nonaccrual loans.

The Association has entered into transactions with certain directors and officers and their affiliates or associates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. The aggregate amount of loans, as defined, to such related parties was as follows:


Balances, January 1, 1997                      $1,528
     New loans, including renewals              1,291
     Payments, etc. including renewals           (461)
                                               ------
Balances, December 31, 1997                    $2,358
                                               ======



--       Premises and Equipment

December 31                   1997       1996
---------------------------------------------
Land                         $ 146      $ 146
Buildings                      553        538
Equipment                      142        134
                             ----------------
Total cost                     841        818
Accumulated depreciation      (474)      (447)
                             ----------------
         Net                 $ 367      $ 371
                             ================

                     UNION COMMUNITY BANCORP AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                       (Table Dollar Amounts in Thousands)

--       Investment in Limited Partnership

The investment in limited partnership of $1,176,000 and $1,334,000 at December 31, 1997 and 1996 represents a 99 percent equity in Pedcor Investments - 1993-XVI, LP ("Pedcor"), a limited partnership organized to build, own and operate a 48-unit apartment complex. In addition to recording its equity in the losses of Pedcor, the Company has recorded the benefit of low income housing tax credits of $178,000 for the years ended December 31, 1997, 1996 and 1995. Condensed financial statements for Pedcor are as follows:

December 31                         1997         1996
--------------------------------------------------------
Condensed statement of financial condition
  Assets
   Cash                         $        5     $     29
   Land and property                 2,292        2,350
   Other assets                         55           30
                                 ----------------------
     Total assets                   $2,352       $2,409
                                 ======================
  Liabilities
   Notes payable--Association      $   873     $    982
   Notes payable--other              1,274        1,290
   Other liabilities                   165          173
     Total liabilities               2,312        2,445
  Partners' equity                      40          (36)
                                 ----------------------
     Total liabilities and
     partners' equity               $2,352       $2,409
                                 ======================

Year Ended December 31            1997    1996     1995
--------------------------------------------------------
   Condensed statement of operations
   Total revenue                   $219    $219    $222
   Total expenses                   340     435     454
                                  ---------------------
       Net loss                   $(121)  $(216)  $(232)
                                  =====================

--       Deposits

December 31                        1997        1996
----------------------------------------------------
Noninterest-bearing demand       $ 1,533     $   322
Interest-bearing demand            9,965       9,192
Savings deposits                   4,579       3,867
Certificates and other
   time deposits of $100,000
   or more                         7,060       7,056
Other certificates and
   time deposits                  39,121      39,999
                                 -------------------
     Total deposits              $62,258     $60,436
                                 ===================

Certificates and other time deposits
maturing in years ending December 31

            1998              $27,369
            1999               13,254
            2000                3,703
            2001                  774
            2002                1,081
                              -------
                              $46,181
                              =======

                     UNION COMMUNITY BANCORP AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                       (Table Dollar Amounts in Thousands)

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $7,060,000 and $7,056,000 at December 31, 1997 and
1996. Deposits in excess of $100,000 are not federally insured.

Year Ended December 31               1997       1996       1995
-----------------------------------------------------------------
Interest expense on deposits
   Interest-bearing demand          $  444     $  369     $  385
   Savings deposits                    159        148        146
   Certificates                      2,763      2,716      2,505
                                    ----------------------------
                                    $3,366     $3,233     $3,036
                                    ============================


--       Federal Home Loan Bank Advances

                                         1997
                                -----------------------
                                              Weighted
                                               Average
December 31                      Amount         Rate
-------------------------------------------------------
Advances from FHLB
   Maturities in years ending
     1998                       $1,601            5.71%
     1999                          114            5.33
     2000                          123            5.49
     2001                          129            5.67
     2002                          138            5.80
     2003                          147            5.90
     2004                          121            6.03
                                ----------------------
                                $2,373            5.71%
                                ======================

The FHLB advances are secured by first-mortgage loans and investment securities totaling $62,517,000 and $57,954,000 at December 31, 1997 and 1996. Advances are subject to restrictions or penalties in the event of prepayment.

--       Note Payable

The note payable to Pedcor dated February 1, 1994 in the original amount of $1,809,792 bears no interest so long as there exists no event of default. In the instances where an event of default has occurred, interest shall be calculated at a rate equal to the lesser of 14% per annum or the highest amount permitted by applicable law.

December 31                                     1997
Note payable to Pedcor
  Maturities in years ending:
     1998                                     $   179
     1999                                         184
     2000                                         183
     2001                                         177
     2002                                         174
     Thereafter                                   303
                                               ------
                                               $1,200
                                               ======

The Association has an available line of credit with the FHLB totaling $1,000,000. The line of credit expires September 16,1998 and bears interest at a rate equal to the current variable advance rate. There were no drawings on this line of credit at December 31, 1997.





--       Income Tax

Year Ended December 31              1997        1996        1995
-----------------------------------------------------------------
Income tax expense
  Currently payable
     Federal                        $ 353       $ 246       $ 184
     State                            155         104         102
  Deferred
     Federal                           37         (20)         32
     State                                          6           8
                                    -----------------------------
       Total income
       tax expense                  $ 545       $ 336       $ 326
                                    =============================
Reconciliation of federal
statutory to actual tax expense
   Federal statutory
     income tax at 34%              $ 593       $ 415       $ 448
   Effect of state income taxes       102          73          73
   Tax credits                       (178)       (178)       (178)
   Other                               28          26         (17)
                                    -----------------------------
       Actual tax expense           $ 545       $ 336       $ 326
                                    =============================
Effective tax rate                   31.2%       27.5%       24.7%

The components of the cumulative net deferred tax asset are as follows:

December 31                        1997         1996
-----------------------------------------------------
Assets
   Allowance for loan losses        $92          $49
   Loan fees                         37           66
   Business income tax credits       29           68
   Other                              2           13
                                   -----------------
     Total assets                   160          196
                                   =================
Liabilities
   Depreciation                      26           28
   State income tax                   2            2
   FHLB stock dividend               23           23
   Equity in partnership losses      70           67
                                   -----------------
     Total liabilities              121          120
                                   -----------------
                                    $39          $76
                                   =================

At December 31, 1997 and 1996, the Association had an unused business income tax credit carryforward of $29,000 and $68,000 expiring in 2011.

Retained earnings at December 31, 1997 and 1996 include approximately $2,632,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of December 31, 1987 for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses or loss of "bank" status, would create income for tax purposes only, which income would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amounts was approximately $1,043,000 at December 31, 1997 and 1996.


--       Commitments and Contingent Liabilities

In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying financial statements. The Association's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Association uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheet.

                     UNION COMMUNITY BANCORP AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                       (Table Dollar Amounts in Thousands)

Financial instruments whose contract amount represents credit risk were as follows:

December 31                     1997       1996
--------------------------------------------------
Mortgage and consumer
  loan commitments
At variable rates              $  773     $  107
At fixed rates
  ranging from
  7.13 to 8.25% for 1997 and    2,136
  7.38 to 9.25% for 1996          697
Standby letters of credit       2,014      1,500

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Association evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Association upon extension of credit is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Association to guarantee the performance of a customer to a third party.

The Association has entered into an employment agreement with the president which provides for the continuation of salary and certain benefits for a specified period of time under certain conditions. Under the terms of the agreements, these payments could occur in the event of a change in control of the Association, as defined, along with other specific conditions. The contingent liability under these agreements in the event of a change in control is approximately $300,000. The Association is not required to pay any amounts under these agreements which cannot be deducted for federal income tax purposes.

The Company, Association and UFS are also subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

--       Dividend and Capital Restrictions

The Company is not subject to any regulatory restrictions on the payment of dividends to its stockholders.

The OTS regulations provide that savings associations which meet fully phased-in capital requirements and are subject only to "normal supervision" may pay out, as a dividend, 100 percent of net income to date over the calendar year and 50 percent of surplus capital existing at the beginning of the calendar year without supervisory approval, but with 30 days prior notice to the OTS. OTS regulations also prohibit a savings association from declaring or paying any dividends if, as a result, the regulatory capital of the Association would be reduced below the minimum amount required to be maintained for the liquidation account established in connection with the conversion. Any additional amount of capital distributions would require prior regulatory approval. Savings associations failing to meet current capital standards may only pay dividends with supervisory approval.

At the time of conversion, a liquidation account was established in an amount equal to the Association's net worth as reflected in the latest statement of condition used in its final conversion offering circular. The liquidation account is maintained for the benefit of eligible deposit account holders who maintain their deposit account in the Association after conversion. In the event of a complete liquidation, and only in

                     UNION COMMUNITY BANCORP AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                       (Table Dollar Amounts in Thousands)

such event, each eligible deposit account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted subaccount balance for deposit accounts then held, before any liquidation distribution may be made to stockholders. Except for the repurchase of stock and payment of dividends, the existence of the liquidation account will not restrict the use or application of net worth. The initial balance of the liquidation account was $14,472,934.

At  December  31,  1997,  the  stockholder's   equity  of  the  Association  was
$29,969,000, of which approximately $13,004,000 was available for the payment of dividends.

--       Regulatory Capital

The  Association  is  subject  to  various   regulatory   capital   requirements
administered by the federal banking agencies and is assigned to a capital category. The assigned capital category is largely determined by three ratios that are calculated according to the regulations: total risk adjusted capital, Tier 1 capital, and Tier 1 leverage ratios. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of a bank in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank's operations. At December 31, 1997 and 1996, the Association is categorized as well capitalized and meets all subject capital adequacy requirements. There are no conditions or events since December 31, 1997 that management believes have changed the Association's classification.

The Association's actual and required capital amounts and ratios are as follows:

                                                                                    1997
                                                                                Required for            To Be Well
                                                        Actual              Adequate Capital (1)      Capitalized (1)
December 31                                      Amount        Ratio        Amount        Ratio     Amount      Ratio
-----------                                      ------        -----        ------        -----     ------      -----
Total risk-based capital 1
(to risk weighted assets)                       $30,221        56.5%        $4,279         8.0%     $5,349      10.0%

Core capital 1 (to adjusted tangible assets)     29,969        22.7          3,961         3.0       7,922       6.0

Core capital 1 (to adjusted total assets)        29,969        22.7          3,961         3.0       6,602       5.0

1 As defined by regulatory agencies



                                                                                    1996
                                                                                Required for            To Be Well
                                                        Actual              Adequate Capital (1)      Capitalized (1)
December 31                                      Amount        Ratio        Amount        Ratio     Amount      Ratio
-----------                                      ------        -----        ------        -----     ------      -----
Total risk-based capital 1
(to risk weighted assets)                       $14,069        33.6%        $3,346         8.0%     $4,183      10.0%

Core capital 1 (to adjusted tangible assets)     13,910        16.8          2,484         3.0       4,967       6.0

Core capital 1 (to adjusted total assets)        13,910        16.8          2,484         3.0       4,139       5.0

1 As defined by regulatory agencies

                     UNION COMMUNITY BANCORP AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                       (Table Dollar Amounts in Thousands)

The Association's tangible capital at December 31, 1997 and 1996 was $29,629,000 and $13,910,000, which amount was 22.7% and 16.8% of tangible assets and exceeded the required ratio of 1.5%.

--       Employee Benefit Plans

The Company provides pension benefits for substantially all of its employees, and is a participant in a pension fund known as the Pentegra Group (formerly known as the Financial Institutions Retirement Fund). This plan is a multi-employer plan; separate actuarial valuations are not made with respect to each participating employer. Pension expense (benefit) was $(4,000), $47,000 and $53,000 for 1997, 1996, 1995.

The Company has a retirement savings 401(k) plan in which substantially all employees may participate. The Company matches employees' contributions at the rate of 50% for the first 5% of base salary contributed by participants. The Company's expense for the plan was $11,000, $10,000 and $11,000 for 1997, 1996, and 1995.

As part of the conversion in 1997, the Company established an ESOP covering substantially all employees of the Company and Association. The ESOP acquired 184,000 shares of the Company common stock at $10 per share in the conversion with funds provided by a loan from the Company. Accordingly, the $1,840,000 of common stock acquired by the ESOP is shown as a reduction of stockholders' equity. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares, which will be distributed to participants, are treated as compensation expense. Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Association, are made to the ESOP. There was no expense under the ESOP for the year ended December 31, 1997. At December 31, 1997, the ESOP had no allocated shares, 184,000 suspense shares and no committed-to-be released shares.

In connection with the conversion, the Board of Directors approved a Stock Option Plan and a Recognition and Retention Plan ("RRP"). The Plans are subject to stockholder's approval. Under the stock option plan, stock options covering shares representing an aggregate of up to 10% of the common stock issued in the conversion may be granted to directors and executive officers. Restricted stock awards covering up to 4% of the common stock issued in the conversion may be awarded to directors and executive officers under the RRP.


--       Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents--The fair value of cash and cash equivalents approximates carrying value.

Investment Securities--Fair values are based on quoted market prices.

Loans--The fair value for loans is estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

FHLB Stock--Fair value of FHLB stock is based on the price at which it may be resold to the FHLB.

                     UNION COMMUNITY BANCORP AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                       (Table Dollar Amounts in Thousands)

Interest    Receivable/Payable--The    fair    value   of    accrued    interest
receivable/payable approximates carrying values.

Deposits--Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

Stock Subscriptions Refundable and Advance Payments by Borrowers for Taxes and Insurance--The fair value approximates carrying value.

Federal Home Loan Bank Advances--The fair value of these borrowings are estimated using a discounted cash flow calculation, based on current rates for similar debt.

Note Payable--Limited Partnership--The fair value of the borrowing is estimated using a discounted cash flow calculation, based on current rates for similar debt.

Off-Balance Sheet Commitments--Commitments include commitments to originate mortgage and consumer loans, and are generally of a short-term nature. The fair value of such commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The carrying amounts of these commitments, which are immaterial, are reasonable estimates of the fair value of these financial instruments.

The estimated fair values of the Company's financial instruments are as follows:

                                                                     1997                               1996
                                                          --------------------------------------------------------------
                                                          Carrying            Fair           Carrying            Fair
December 31                                                Amount             Value           Amount             Value
------------------------------------------------------------------------------------------------------------------------
Assets
  Cash and
  cash equivalents                                         $44,781           $44,781            $1,465           $1,465
Investment securities held to maturity                       5,820             6,003             5,747            5,892
Loans, net                                                  78,436            79,611            72,697           73,220
Stock in FHLB                                                  708               708               580              580
Interest receivable                                            582               582               454              454
Liabilities
  Deposits                                                  62,258            62,476            60,436           60,683
  Stock subscriptions refundable                            22,687            22,687
  Borrowings
    FHLB advances                                            2,373             2,345             6,482            6,587
    Notes payable--limited partnership                       1,200             1,170             1,398            1,343
  Interest payable                                             119               119                91               91
  Advances by borrowers for taxes and insurance                221               221               201              201

                     UNION COMMUNITY BANCORP AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                       (Table Dollar Amounts in Thousands)


--       Condensed Financial Information  (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:


Condensed Balance Sheet

December 31                                    1997
------------------------------------------------------
Assets
   Cash                                       $13,022
   Investment in subsidiary                    29,927
                                               ------

       Total assets                           $42,949
                                              =======

Liability--other                              $    43

Stockholders' Equity                           42,906
                                               ------

       Total liabilities and
       stockholders' equity                   $42,949
                                              =======


Condensed Statement of Income

Year Ended December 31                         1997
------------------------------------------------------
Net Income--equity in undistributed
income of subsidiaries                       $   7
                                             =====

Condensed Statement of Cash Flows

December 31                                     1997
------------------------------------------------------
Operating Activities
   Net income                                $      7
Adjustments to reconcile
     net income to net cash
     provided by operating activities              (7)
                                              -------
       Net cash provided
       by operating activities                      0
                                              -------
Financing Activities
       Net proceeds from issuance
       of stock                                27,883
       Capital contribution to Association    (14,861)
                                              -------
       Net cash provided by
         financing activities                  13,022
                                              -------
Net Change in Cash                             13,022
Cash at Beginning of Year                           0
                                              -------
Cash at End of Year                           $13,022
                                              =======
Additional Cash Flow and
Supplementary Information
   Common stock issued to
     ESOP leveraged with an
     employee loan                             $1,840
   Stock issuance cost included
     in other liabilities                          43

                               BOARD OF DIRECTORS

                                Joseph E. Timmons
                              Chairman of the Board
                      President and Chief Executive Officer
                   Union Federal Savings and Loan Association

         Philip L. Boots                      Samuel H. Hildebrand
         President, Boots Brothers            President, Village
         Oil Company, Inc.                    Traditions, Inc.

         Marvin L. Burkett                    John M. Horner
         Farmer (Retired)                     President, Horner
                                              Pontiac Buick, Inc.

         Phillip E. Grush                     Harry A. Siamas
         Optometrist                          Attorney

================================================================================
                       OFFICERS OF UNION COMMUNITY BANCORP

Joseph E. Timmons              Ronald L. Keeling         Denise E. Swearingen
Chairman of the Board          Vice President            Secretary and Treasurer
President and
Chief Executive Officer

================================================================================

             OFFICERS OF UNION FEDERAL SAVINGS AND LOAN ASSOCIATION

Joseph E. Timmons             Ronald L. Keeling           Denise E. Swearingen
President and                 Senior Loan Officer         Secretary, Controller/
Chief Executive Officer       Vice President and          Treasurer
                              Assistant Secretary

      Philip L. Boots (age 51) has served since 1985 as President of Boots Brothers Oil Company, Inc., a petroleum marketer that operates gasoline outlets, convenience grocery stores and car washes in the Crawfordsville area.

     Marvin L. Burkett (age 70) has worked as a self-employed farmer in Montgomery County since 1956. He currently is semi-retired from farming.

      Phillip E. Grush (age 66) worked as a self-employed optometrist in Crawfordsville from 1960 until September, 1996 when he sold his practice. He currently works for Dr. Michael Scheidler in Crawfordsville as a full-time employee/consultant.

      Samuel H. Hildebrand, II (age 58) was Executive Vice President of Atapco Custom Products Division, a manufacturer of custom decorated looseleaf ring binders in Crawfordsville from 1987-1995. Since 1995, he has served as President of Village Traditions, Inc., a home builder located in Crawfordsville.

     John M. Horner (age 61) has served as the president of Horner Pontiac Buick, Inc. in Crawfordsville since 1974.

      Harry A. Siamas (age 47) has practiced law in Crawfordsville since 1976 and has served as Union Federal's attorney for 18 years.

      Joseph E. Timmons (age 63) has served as President and Chief Executive Officer of Union Federal since 1974 and of UFS Service Corp. since its inception in 1994. He has been an employee of Union Federal since 1954.

MARKET INFORMATION

         The Association converted from a federal mutual savings and loan association to a federal stock savings and loan associaiton effective December 29, 1997, and simultaneously formed a savings and loan holding company, the Holding Company. The Holding Company's Common Stock, is traded on the NASDAQ National Market System under the symbol "UCBC." As of March 30, 1998, there were approximately 425 record holders of the Holding Company's Common Stock.

         Any  dividends  paid  by  the  Holding   Company  will  be  subject  to
determination and declaration by the Board of Directors in its discretion. In determining the level of any future dividends, the Board of Directors will consider, among other factors, the following: tax considerations; industry standards; economic conditions; capital levels; regulatory restrictions on dividend payments by the Association to the Holding Company; and, general business practices.

         The Holding Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders although the source of such dividends will depend in part upon the receipt of dividends from the Association. The Holding Company is subject, however, to the requirements of Indiana law, which generally limit the payment of dividends to amounts that will not affect the ability of the Holding Company, after the dividend has been distributed, to pay its debts in the ordinary course of business and will not exceed the difference between the Holding Company's total assets and total liabilities plus preferential amounts payable to shareholders with rights superior to those of the holders of the Holding Company's common stock.

         In addition to the foregoing, the portion of the Association's earnings which has been appropriated for bad debt reserves and deducted for federal income tax purposes cannot be used by the Association to pay cash dividends to the Holding Company without the payment of federal income taxes by the
Associaiton   at  the  then  current  income  tax  rate  on  the  amount  deemed distributed, which would include any federal income taxes attributable to the distribution. The Holding Company does not contemplate any distribution by the Assciation that would result in a recapture of the Association's bad debt reserve or otherwise create federal tax liabilities.

                            Stock Price      Dividends
Month Ended               High       Low     Per Share
December 31, 1997       14  4/6     14 5/8   $ ---

TRANSFER AGENT AND REGISTRAR
The Fifth Third Bank
Corporate Trust Operations
38 Fountain Square Plaza, MD - 1090F5
Cincinnati, Ohio 45202
(513) 579-5320 or (800) 837-2755

GENERAL COUNSEL
Barnes & Thornburg
11 South Meridian Street
Indianapolis, Indiana  46204

INDEPENDENT AUDITOR
Geo. S. Olive & Co., LLC
201 N. Illinois Street, Suite 700S
Indianapolis, Indiana  46204

SHAREHOLDERS AND GENERAL INQUIRIES

     The Company filed an Annual Report on Form 10-K for its fiscal year ended December 31, 1997 with the Securities and Exchange Commission. Copies of this annual report may be obtained without charge upon written request to:

     Joseph E. Timmons
     President and Chief Executive Officer
     Union Community Bancorp
     221 East Main Street
     Crawfordsville, Indiana 47933